Exhibit 10.1

MAGIC SOFTWARE ENTERPRISES LTD.
5 HaPlada Street, Or Yehuda 60218, Israel

NOTICE OF 2008
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 15, 2008

Magic Software Enterprises Ltd. Shareholders:

        We cordially invite you to attend the Annual General Meeting of the Shareholders of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on June 15, 2008, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.	To elect six directors for terms expiring at our 2009 Annual General Meeting of Shareholders;

2.	To reelect an outside director for a three-year term;

3.	To ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2008; and

4.	To review and discuss our Auditor’s Report and the Consolidated Financial Statements for the year ended December 31, 2007.

        The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

        You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Guy Bernstein, Chairman

MAGIC SOFTWARE ENTERPRISES LTD.

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2008 Annual General Meeting of Shareholders, or the Meeting, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The Meeting will be held on Sunday, June 15, 2008, at 10:00 a.m. at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

        This Proxy Statement, the attached Notice of 2008 Annual General Meeting and the enclosed Proxy Card are being mailed to shareholders on or about May 9, 2008.

Purpose of the Annual General Meeting

        At the Meeting, shareholders will be asked to vote upon the: (i) election of six directors for terms expiring at our 2009 Annual General Meeting of Shareholders; (ii) reelection of an outside director for a three-year term; and (iii) ratification of the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2008. In addition, our Auditor’s Report and Consolidated Financial Statements for the year ended December 31, 2007 will be reviewed and discussed at the Meeting.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on May 7, 2008 are entitled to notice of, and to vote in person or by proxy at the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

        Abstentions and broker “non-votes” are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker “non-vote” occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of May 7, 2008 the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 31,638,440 ordinary shares. Each ordinary share entitles the holder to one vote.

        The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.

        An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

        We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 53.8% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Meeting.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

        Our directors, other than the outside directors, are elected at each annual meeting of shareholders. We are presenting six nominees for election as directors at the Meeting: Guy Bernstein, Hadas Gazit, Gad Goldstein, Eli Reifman, Naamit Salomon and Yehezkel Zeira. They are to hold office for one year until the 2009 Annual General Meeting and until their successors are elected and qualified. Each nominee is currently serving as a member of our Board of Directors.

        Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In addition, under the Israeli Companies Law at least one of our outside directors must have “accounting and financial expertise.” Our Board of Directors has determined that our Board of Directors will include at least one director who has “accounting and financial expertise” within the meaning of the regulations promulgated under the Israeli Companies Law. Our Board of Directors has determined that Mr. Elan Penn, a member of our Board of Directors, who is an outside director and an audit committee member, has the requisite “accounting and financial expertise.”

        In general, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, a majority of the board of directors of a NASDAQ-listed company must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC. However, a controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is exempt from the NASDAQ requirement that a majority of the company’s board of directors qualify as independent directors, as defined under the NASDAQ Marketplace Rules. We rely on the foregoing exemption and instead follow Israeli law and practice, which requires that we appoint at least two outside directors within the meaning of the Israeli Companies Law to our Board of Directors. In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee.

        A controlled company within the meaning of the NASDAQ Marketplace Rules, such as our company, is also exempt from the NASDAQ requirement regarding the process for the nomination of directors. We rely on the foregoing exemption and instead follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

        We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event that any of such nominees would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be designated by the Board of Directors. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

        Set forth below is information about each nominee, including age, position(s) held with our company, their present principal occupation or employment, business history and other directorships held. For details about beneficial ownership of our shares held by any of these nominees, see below under the caption “Security Ownership of Certain Beneficial Owners and Management.”

Nominees For Election As Director For Terms Expiring In 2009

        Guy Bernstein (40) has served as a director since December 2006, and as our chairman of the Board of Directors since November 8, 2007. Mr. Bernstein has served as the chief executive officer of Emblaze Ltd. since December 2006 and a member of the board of directors of Emblaze since April 2004. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. From 1999 to 2004, Mr. Bernstein served as chief financial and operations officer of our company. Mr. Bernstein also acted as the interim chief executive officer of two of our subsidiaries, Magic Software Enterprises (Israel) Ltd. and Coretech Consulting Group. Mr. Bernstein is a director of Matrix IT Ltd., Formula Systems and Sapiens International Corporation. Mr. Bernstein is a certified public accountant in Israel and holds a B.A. in accounting and economics from Tel Aviv University.

        Hadas Gazit Kaiser (32) was appointed by our board of directors to serve as a director of our company in August 2007. Ms. Gazit Kaiser has served as chief financial officer of Emblaze Ltd. since December 2006. From August 2005 to December 2006, Ms. Gazit Kaiser served as a vice president of finance of Emblaze Ltd. and as chief financial officer of Emblaze Mobile. Prior thereto and since August 2003, Ms. Gazit Kaiser served as the budget control manager of TTI Team Telecom International. From August 2000 to August 2003, Ms. Gazit Kaiser was a manager for Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Ms. Gazit Kaiser is a director of Matrix IT Ltd., Formula Systems, Sapiens International Corporation and RadView Software Ltd. Ms. Gazit Kaiser is a certified public accountant in Israel and holds a B.A. in Economics and Accounting and an M.B.A. in Finance from Tel Aviv University.

        Gad Goldstein (48) has served as a director since December 1998. Mr. Goldstein has been president of Formula Systems since 1995. Prior thereto and since 1985, Mr. Goldstein was vice president-finance and a director of Formula Systems. Mr. Goldstein is chairman of the board of directors of Blue Phoenix Solutions Ltd. and a director of other companies within the Formula Systems group, including Matrix IT Ltd., Formula Vision Technologies Ltd. and Sapiens International Corporation N.V. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University.

        Eli Reifman (39) was appointed by our board of directors to serve as a director of our company in January 2007. In 1994, Mr. Reifman co-founded Emblaze Ltd., an Israeli company publicly traded on the AIM Stock Exchange, and has served as its vice-chairman since December 2006. Mr. Reifman served as the chief executive officer of Emblaze Ltd. from September 2000 until December 2006. Mr. Reifman is a director of Sapiens International Corporation.

        Naamit Salomon (43) has served as a director since March 2003. Ms. Salomon has served as a vice president finance of Formula Systems since August 1997. Ms. Salomon also serves as a director of BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V. From 1990 through August 1997, Ms. Salomon was the controller for two large privately held companies in the Formula Systems Group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

        Yehezkel Zeira (64) has served as a director since August 2005. Mr. Zeira has been an independent information technologies consultant since 2001. From 2000 to 2001, Mr. Zeira served as Executive Vice President International of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., or ATL, and in 1982 he assumed the position of Chief Executive Officer of ATL. Mr. Zeira also serves as a director of TIM Computers and Systems Ltd., Kalanit Carmon Software Services Ltd. and Dafron Ltd. Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B.Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from Israel Institute of Technology, in Haifa, Israel and has participated in the Harvard Business School program for management development.

        Shareholders may vote in favor of the election of all the nominees named above, or may withhold their vote in respect of all or some of such nominees. Under the Israeli Companies Law, the affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, entitled to vote and voting on the matter, is required to elect each of the nominees named above as a director.

        The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Audit Committee

        Our Audit Committee assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

        Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

        Our Audit Committee consists of three board members who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli Law for audit committee members. Our Audit Committee is currently composed of Messrs. Itiel Efrat, Elan Penn and Yehezkel Zeira.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of May 7, 2008 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (1)(2)

Formula Systems (1985) Ltd. (3)(4)	17,036,018	53.80%
Guy Bernstein	--	--
Hadas Gazit Kaiser	--	--
Gad Goldstein (4)	--	--
Eitan Naor (5)	437,500	1.30%
Eli Reifman	--	--
Naamit Salomon (4)	--	--
Elan Penn (6)	18,000	(* )
Yehezkel Zeira (6)	18,000	(* )
Itiel Efrat	--	--
All directors and executive officers as a group (10
persons)(7)	473,500	2.78%

(*) Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person or group holding such securities but are not deemed outstanding for computing the percentage of any other person or group.

(2)	Based on 31,638,440 ordinary shares outstanding as of the record date.

(3)	The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

(4)	Gad Goldstein, a director of Formula Systems and a director of our company, and Naamit Salomon, an officer of Formula Systems and a director of our company, disclaim beneficial ownership of the 17,036,018 ordinary shares held by Formula Systems.

(5)	Includes 87,500 ordinary shares underlying currently exercisable stock options.

(6)	Subject to currently exercisable options.

(7)	Includes 123,500 ordinary shares underlying currently exercisable stock options.

Executive Compensation

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive
officers as a group, then consisting
of eleven persons	$1,260,000	$92,000

        During the year ended December 31, 2007, we paid to each of our outside and independent directors an annual fee of approximately $13,000 and a per meeting attendance fee of approximately $400. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. We provide automobiles to our executive officers at our expense.

        As of December 31, 2007, our directors and executive officers as a group, then consisting of ten persons, held options to purchase an aggregate of 911,000 ordinary shares, at exercise prices ranging from $1.50 to $2.40 per share (after the dividend adjustment), vesting immediately. Of such options, options to purchase 36,000 options expire in 2015 and options to purchase 875,000 ordinary shares expire in 2017. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan.

II. ELECTION OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

        Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time).

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        As of 2006, at least one of the elected outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to 2006.

        Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Outside directors are elected by shareholders by a special majority. In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Mr. Elan Penn was elected to serve as an outside director of our company at our 2005 annual general meeting of shareholders for an initial three-year term expiring at our 2008 annual general meeting of shareholders, following which the service of Mr. Penn as an outside director may be renewed for only one additional three-year term.

        At the Meeting, shareholders will be asked to reelect Mr. Elan Penn as an outside director of our company for a second three-year term effective as of the expiration of his initial three-year term on December 29, 2008 and expiring three years thereafter on December 29, 2011.

        Our Board of Directors has determined that Elan Penn qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Penn has accounting and financial expertise.

        Set forth below is information about Mr. Penn, including his principal occupation, business history and any other directorships held.

        Elan Penn (56) has served as an outside director of our company since December 2005. Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001. From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Mr. Penn was chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 and 2000. From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration. Mr. Penn also serves as a director of Healthcare Technologies Ltd. Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

        The reelection of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

        We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director. In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

        The Board of Directors recommends a vote FOR the election of the nominee for outside director.

Outside Director Continuing in Office

        Itiel Efrat (42) has served as an outside director of our company since December 2006. Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995. Mr. Efrat is the founder and a member of the Board of Directors of ESOP-Excellence Trust Company since 2004. Mr. Efrat is a certified public accountant in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv College of Management.

APPOINTMENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
(Item 3 on the Proxy Card)

        Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent auditors in 1983. They served as our auditors until 1999 and were re-engaged to act as our independent auditors again beginning with the fiscal year ended December 31, 2001 and have served as our independent auditors since 2001.

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our registered independent public accounting firm for the fiscal year ending December 31, 2008, pursuant to the recommendation of our Audit Committee and Board of Directors. In accordance with applicable law, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer in accordance to the volume and nature of their services. With respect to fiscal year 2007, we paid Kost Forer Gabbay & Kasierer approximately $171,000 for audit services, approximately $10,000 for audit related services, approximately $27,000 for tax related services and approximately $18,000 for other services mainly related to strategic consulting.

        The following resolution will be offered by the Board of Directors at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the registered independent public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2008, be and hereby is approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

        In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer Gabbay & Kasierer will cease to act as our auditors, the Audit Committee will appoint other independent public accountants as our auditors.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF OUR AUDITOR’S REPORT AND THE
CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, our Auditor’s Report and the Consolidated Financial Statements for the year ended December 31, 2007 will be presented. We will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

        Our Annual Report on Form 20-F for the year ended December 31, 2007 including our audited Consolidated Financial Statements, will be available on our website on or about May 20, 2008 at www.magicsoftware.com.

By Order of the Board of Directors, Amit Birk, Secretary

Dated: May 9, 2008